-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES THAT NETVISION RECEIVED NOTIFICATION FROM ISRAEL

ANTITRUST AUTHORITY REGARDING AGREEMENT TO ACQUIRE SHARES IN HOT

Tel Aviv, October 5, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that further to its announcements on May 5, August 13, and October 2, 2008, NetVision (TASE:NTSN), 16% held by Elron, announced today, in connection with its agreement with Bank Leumi le Israel (the “Bank”) to acquire its shares in HOT Communications Systems Ltd. (TASE:HOT) (“HOT”), an Israeli telecommunications and cable television company, which amount represents 15% of the issued and outstanding shares of HOT, that on October 2, 2008 the Israel Antitrust Authority, under the Ministry of Finance, informed NetVision in writing that it believes this transaction will restrict competition and as such deems it to be a restrictive arrangement subject to the Restrictive Trade Practices Law 5748-1988. NetVision further announced that it is reviewing the implications of the Israel Antitrust Authority’s determination on its ability to complete the transaction.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556  www.elron.com